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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

May 5, 2021

Re:	DLocal Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 31, 2021 CIK No. 0001846832

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ta Tanisha Meadows, Staff Accountant

Angela Lumley, Staff Accountant

Cara Wirth, Staff Attorney

Mara Ransom, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 3, 2021 (the “Comment Letter”). On April 13, 2021, the Company confidentially submitted Amendment No. 1 to a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing publicly concurrently with this letter the registration statement on Form F-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement. We are also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Draft Registration Statement.

2	May 5, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 58

1.	We note your response to prior comment 5 and reissue it in part. Please revise to disclose that any future issuance of Class B common shares may be dilutive to Class A shareholders.

Response:

The Company respectfully acknowledges the Staff's comment and revised its disclosure on pages 58 and 61 of the Registration Statement to disclose that future issuances of Class B common shares may be dilutive to Class A shareholders.

Increasing our merchant base, page 83

2.	We note your response to prior comment 8. Please revise your disclosure to include a statement regarding your current plans for any acquisitions.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 72 of the Registration Statement to describe that it is not currently targeting any acquisition opportunities.

Exhibits

3. We note your references to a report you commissioned by Americas Market Intelligence. Please revise to file a consent by Americas Market Intelligence as an exhibit to the registration statement. See Securities Act Rule 436.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the Exhibit Index to include reference to the consent by Americas Market Intelligence and has included such consent as an exhibit to the Registration Statement.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Sebastian Kanovich, Chief Executive Officer, DLocal Limited

Diego Cabrera Canay, Chief Financial Officer, DLocal Limited

Gustavo Ariel Vidan, Price Waterhouse & Co. S.R.L.